Exhibit 8.2

Crowe LLP Independent Member Crowe Global 3815 River Crossing Parkway Suite 300 Indianapolis, Indiana 46240 Tel 317.569.8989 Fax 317.706.2660 www.crowe.com

April 20, 2026

Board of Directors

Columbia Bank MHC

Columbia Financial, Inc.

Columbia Bank

Columbia Financial, Inc.

19-01 Route 208 North

Fair Lawn, NJ 07410

Re:	New Jersey Tax Consequences Relating to the Conversion of Columbia Financial

To The Members of the Board of Directors:

You have asked for our opinion regarding certain New Jersey corporation business tax consequences and New Jersey personal income tax consequences that will result from the reorganization of Columbia Bank, MHC, a federal chartered mutual holding company (the “Mutual Holding Company”), Columbia Financial, Inc., a Delaware corporation (the “Mid-Tier Holding Company”), Columbia Bank, a federally chartered savings association (the “Bank”), and Columbia Financial, Inc., a newly formed Maryland corporation (the “Holding Company”), into the capital stock form of organization (the “Conversion”), pursuant to the Plan of Conversion and Reorganization adopted January 31, 2026 (the “Plan”).

The relevant transactions referenced in the Plan and in the federal income tax opinion prepared by Kilpatrick Townsend & Stockton LLP, dated April 20, 2026 (the “Federal Tax Opinion”), are summarized below. All capitalized terms used in this letter shall have the meanings assigned to them in the Plan or the Federal Tax Opinion, unless otherwise defined herein.

We have not considered any non-income-based taxes, or federal, local, or foreign income tax consequences. We have also not considered New Jersey taxes other than those recited in this opinion or taxes that might be levied by other states and, therefore, do not express any opinion regarding the treatment that would be given the transaction by the applicable authorities on any issues outside of the above-specified New Jersey taxes. We also express no opinion on non-tax issues such as corporate law or securities law matters. We express no opinion other than that as stated below, and neither this opinion nor any prior statements are intended to imply or to be an opinion on any other matter.

Reliance and Assumptions

In rendering our opinion, we have relied upon the facts, information, assumptions and representations as contained in (i) the Plan, including all exhibits attached thereto, (ii) the Registration Statement on Form S-1 and the Registration Statement on Form S-4, including the prospectuses contained therein (collectively, the “Registration Statements”), (iii) the Application for Conversion filed with the Board of Governors of the Federal Reserve System, (iv) the Federal Tax Opinion, and (v) the statements, representations and declarations made by the Mutual Holding Company, the Mid-Tier Holding Company, the Bank and the Holding Company in the Certificate of Representations provided in connection with the Federal Tax Opinion (the “Representations”).

We have assumed that these facts, assumptions and representations are complete and accurate and have not independently audited or otherwise verified any of these facts or assumptions. You have represented to us that we have been provided with all of the facts necessary to render our opinion.

A misstatement or omission of any fact or a change or amendment in any of the facts, assumptions or representations upon which we have relied may require a modification of all or a part of this opinion.

We have assumed that the Conversion is being consummated for valid business purposes, not contemplating any federal or state income tax benefits, and we are basing our opinion on this assumption.

The discussion and conclusions set forth herein are based upon the New Jersey statutes and existing administrative and judicial interpretations thereof, as of the date of this letter, all of which are subject to change. If there is a change, including a change having retroactive effect, in the statutes or in the prevailing judicial interpretation thereof, the opinions expressed herein would necessarily have to be re-evaluated in light of any such changes. We have no responsibility to update this opinion for any such changes occurring after the date of this letter.

Summary of Relevant Transactions

Under the terms of the Plan, the Conversion will be effected, in part, by the following relevant transactions:

(i)

The Mutual Holding Company will merge with and into the Mid-Tier Holding Company (the “MHC Merger”), with the Mid-Tier Holding Company as the resulting entity, and Members will constructively receive liquidation interests in the Mid-Tier Holding Company in exchange for their ownership interests in the Mutual Holding Company.

(ii)

Immediately after the MHC Merger, the Mid-Tier Holding Company will merge with and into the Holding Company (the “Mid-Tier Merger”), with the Holding Company as the resulting entity. In the Mid-Tier Merger, (a) liquidation interests in the Mid-Tier Holding Company constructively received in the MHC Merger will be exchanged for interests in the Liquidation Account (and indirectly the Bank Liquidation Account), (b) Minority Stockholders will receive Holding Company Common Stock (and cash in lieu of fractional shares), and (c) the Bank will become a wholly owned subsidiary of the Holding Company.

(iii)	Immediately after the Mid-Tier Merger, the Holding Company will offer for sale shares of Holding Company Common Stock in the Offering.

(iv)	The Holding Company will contribute at least 50% of the net proceeds of the Offering to the Bank in exchange for additional shares of Bank common stock and the Bank Liquidation Account.

You have provided us with a copy of the Federal Tax Opinion in which Kilpatrick Townsend & Stockton LLP has opined, among other things, that (i) the MHC Merger will qualify as a reorganization within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended (the “Code”), (ii) the Mid-Tier Merger will qualify as a reorganization within the meaning of Section 368(a)(1)(F) of the Code, and (iii) except with respect to cash received in lieu of fractional shares, no gain or loss will generally be recognized by the Mutual Holding Company, the Mid-Tier Holding Company, the Bank, the Holding Company or their respective equity holders as a result of the Conversion.

New Jersey Tax Framework

New Jersey imposes corporation business tax on domestic and foreign corporations carrying on a trade or business in, or deriving income from sources within, New Jersey. 1 The New Jersey corporation business tax is based on an entity’s entire net income. 2 A corporation’s federal taxable income, without

1 N.J. Rev. Stat. §54:10A-2

2 N.J. Rev. Stat. §54:10A-5(c)(1); N.J. Admin. Code §18:7-2.11

net operating losses and other special deductions and subject to certain modifications, is deemed to be prima facie entire net income for New Jersey corporation business tax purposes.3 New Jersey does not have a provision that brings it into general conformity with a particular version of federal tax law. However, the federal taxable income should be calculated pursuant to the Internal Revenue Code as currently in effect, because it refers to the amount that would be reported on line 28 of federal income tax as the New Jersey starting point.4 The modifications are provided in N.J. Rev. Stat. §54:10A-4(k) and N.J. Admin. Code §18:7-5.2. None of the modifications provided would apply to the tax-free reorganizations described in the federal opinion letter.

New Jersey also imposes an personal income tax on New Jersey gross income of every resident individuals and nonresident individuals who have income derived from New Jersey sources.5 New Jersey provides a list of items to compute New Jersey gross income, rather than using the amounts reported on the federal return.6 However, the statute provides that, in computing net gains or income from disposition of property for New Jersey gross income, the term “net gains or net income” should not include gains or income that are not recognized for federal income tax purposes.7 Further the statute provides that the term “sale, exchange or other disposition” should not include “the exchange of stock or securities in a corporation a party to a reorganization in pursuance of a plan of reorganization, solely for stock or securities in such corporation or in another corporation a party to the reorganization and the transfer of property to a corporation by one or more persons solely in exchange for stock or securities in such corporation if immediately after the exchange such person or persons are in control of the corporation.” The language suggests that New Jersey follows tax-free reorganizations described in the federal opinion letter.

Opinion

Our opinion regarding the New Jersey corporation business tax and certain New Jersey personal income tax consequences related to the Plan adopts and relies upon the facts, representations, assumptions, and conclusions as set forth in the Federal Tax Opinion and the Representations.

Our opinion assumes that the final federal income tax consequences of the Plan will be those as described in the Federal Tax Opinion, including that the MHC Merger and the Mid-Tier Merger qualify as tax-free reorganizations within the meaning of Sections 368(a)(1)(A) and 368(a)(1)(F) of the Code, respectively, and that no gain or loss is recognized for federal income tax purposes except with respect to cash received in lieu of fractional shares.

Based upon that information, we render the following opinion with respect to the New Jersey corporation business tax and certain New Jersey personal income tax:

1.

The federal income tax treatment of the Conversion will be respected in the computation of the New Jersey entire net income of the Mutual Holding Company, the Mid-Tier Holding Company, the Bank and the Holding Company for purposes of the New Jersey corporation business tax.

2.

The federal income tax treatment of the Conversion should be respected in the computation of the gross income of any person required to file a New Jersey personal income tax return, including Members, Eligible Account Holders, Supplemental Eligible Account Holders and Minority Stockholders.

3.

Consistent with the Federal Tax Opinion, no gain or loss should be recognized for New Jersey income tax purposes as a result of the Conversion, except with respect to cash received in lieu of fractional shares.

Qualifications and Limitations

3 N.J. Rev. Stat. §54:10A-4(k); N.J. Admin. Code §18:7-5.1(b)

4 N.J. Rev. Stat. §54:10A-4(k); Corporation Business Tax Instructions

5 N.J. Rev. Stat. §54A:2-1

6 N.J. Rev. Stat. §54A:5-1

7 N.J. Rev. Stat. §54A:5-1(c)

Our opinion is as of the date of this letter and we have no responsibility to update this opinion for events, transactions, circumstances or changes in any of the facts, assumptions or representations occurring after this date.

The opinions expressed herein are based solely upon our interpretation of New Jersey state tax law as interpreted by court decisions, and by rulings and procedures issued by the New Jersey Division of Taxation.

Our opinion is not binding on the New Jersey Division of Taxation, and there can be no assurance that the Division will not take a position contrary to the conclusions reached in this opinion.

The opinion expressed herein reflects our assessment of the probable outcome of litigation and other adversarial proceedings based solely on an analysis of the existing tax authorities relating to the issues. It is important, however, to note that litigation and other adversarial proceedings are frequently decided on the basis of such matters as negotiation and pragmatism upon the outcome of such potential litigation or other adversarial proceedings.

The opinion expressed herein reflects what we regard to be the material New Jersey corporation business tax and certain New Jersey personal income tax effects of the Conversion; nevertheless, it is an opinion only and should not be taken as assurance of the ultimate tax treatment.

Should it finally be determined that the facts or the federal income tax consequences are not as outlined in the Federal Tax Opinion, the New Jersey corporation business tax and certain New Jersey personal income tax consequences and our opinion may differ from what is contained herein. If any fact contained in this opinion letter or the Federal Tax Opinion changes to alter the federal tax treatment, it is imperative that we be notified in order to determine the effect on the New Jersey tax consequences, if any.

Consent

We hereby consent to the filing of this opinion as an exhibit to the Mutual Holding Company’s Application for Conversion filed with the Board of Governors of the Federal Reserve System and to the Holding Company’s Registration Statements as filed with the Securities and Exchange Commission. We also consent to the references to our firm in the Registration Statements under the captions relating to material income tax consequences and legal matters.

Very truly yours,

Crowe LLP